UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-13638

MARVEL ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

10 East 40th Street, New York, New York 10016, (212) 576-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8% Cumulative Convertible Exchangeable Preferred Stock, par value $.01 per share

(Title of each class of securities covered by this Form)

Common Stock, par value $.01 per share
Preferred Share Purchase Rights
12% Senior Notes due 2009

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	|X|	Rule 12h-3(b)(1)(i)	|_|
Rule 12g-4(a)(1)(ii)	|_|	Rule 12h-3(b)(1)(ii)	|_|
Rule 12g-4(a)(2)(i)	|_|	Rule 12h-3(b)(2)(i)	|_|
Rule 12g-4(a)(2)(ii)	|_|	Rule 12h-3(b)(2)(ii)	|_|
		Rule 15d-6	|_|

Approximate number of holders of record as of the certification or notice date: None (1)

(1)     On March 30, 2003, all outstanding shares of the Company’s 8% Cumulative Convertible Exchangeable Preferred Stock were converted into shares of the Company’s Common Stock.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Marvel Enterprises, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MARVEL ENTERPRISES, INC.
Date: April 24, 2003	By: /s/__________________________
Name: Allen S. Lipson
Title: President and Chief Executive Officer